Press Release

Celebrating 100 years

CN reports solid Q1-2019 financial results with strong top-line growth

Railway reports record Q1 revenues despite severe winter operating conditions

MONTREAL, April 29, 2019 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2019.

“I’m pleased that the CN team continued to deliver very solid results during the first quarter of 2019,” said JJ Ruest, president and chief executive officer of CN. “Despite a prolonged period of historic cold temperatures in key segments of our network, CN railroaders delivered record first-quarter carload volumes, adding $350M of top-line growth, while improving year-over-year car velocity. We remain on track to deliver on our 2019 financial outlook (2) and on our ability to bring long-term value creation to our customers and shareholders.”

Financial results highlights
First-quarter 2019 compared to first-quarter 2018

•	Revenues increased by 11 per cent to C$3,544 million.

•	Diluted earnings per share (EPS) increased by eight per cent to C$1.08 and adjusted diluted EPS increased by 17 per cent to C$1.17. (1)

•	Operating ratio of 69.5 per cent, an increase of 1.7 points.

•	Adjusted operating ratio of 67.2 per cent, an improvement of 0.6 points. (1)

•	Operating income increased by five per cent to C$1,080 million.

Reaffirmed 2019 financial outlook (2)
CN still aims to deliver 2019 adjusted diluted EPS growth in the low double-digits range this year versus last year's adjusted diluted EPS of C$5.50 (1) and continues to expect high single-digit volume growth in 2019 in terms of revenue ton miles (RTMs).

First-quarter 2019 revenues, traffic volumes and expenses
Revenues for the first quarter of 2019 were C$3,544 million, an increase of C$350 million or 11 per cent, when compared to the same period in 2018. The increase in revenues was mainly attributable to the positive translation impact of a weaker Canadian dollar, freight rate increases, higher volumes of petroleum crude, refined petroleum products, coal and Canadian grain, and higher applicable fuel surcharge rates, partly offset by lower volumes of frac sand. Carloadings for the quarter increased by one per cent to 1,418 thousand.

RTMs, measuring the relative weight and distance of rail freight transported by CN, increased by three per cent from the year-earlier period. Rail freight revenue per RTM increased by eight per cent over the year-earlier period, mainly driven by the positive translation impact of a weaker Canadian dollar, freight rate increases and higher applicable fuel surcharge rates, partly offset by an increase in the average length of haul.

Operating expenses for the first quarter increased by 14 per cent to C$2,464 million, mainly driven by an expense related to costs previously capitalized for a Positive Train Control back office system following the deployment of a replacement system, increased labor costs mainly as a result of an increase in headcount, higher costs due to more challenging winter conditions, and the negative translation impact of a weaker Canadian dollar.

CN | 2019 Quarterly Review – First Quarter 1

Press Release

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2019 key assumptions
CN has made a number of economic and market assumptions in preparing its 2019 outlook. The Company assumes that North American industrial production for the year will increase by approximately two per cent, and now assumes U.S. housing starts of approximately 1.25 million units (compared to its January 29, 2019 assumption of approximately 1.28 million units) and U.S. motor vehicle sales of approximately 17 million units. For the 2018/2019 crop year, the grain crops in both Canada and the United States were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN assumes total RTMs in 2019 will increase in the high single digits versus 2018. CN assumes continued pricing above rail inflation. CN assumes that in 2019, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes that in 2019 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$65 per barrel (compared to its January 29, 2019 assumption in the range of US$50 to US$55 per barrel). In 2019, CN plans to invest approximately C$3.9 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2019 Quarterly Review – First Quarter

Press Release

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

CN | 2019 Quarterly Review – First Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended March 31
	2019	2018
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,544	3,194
Rail freight revenues ($ millions)	3,413	3,066
Operating income ($ millions)	1,080	1,030
Adjusted operating income ($ millions) (2)	1,164	1,030
Net income ($ millions)	786	741
Adjusted net income ($ millions) (2)	848	741
Diluted earnings per share ($)	1.08	1.00
Adjusted diluted earnings per share ($) (2)	1.17	1.00
Free cash flow ($ millions) (2)	286	322
Gross property additions ($ millions)	918	425
Share repurchases ($ millions)	432	631
Dividends per share ($)	0.5375	0.4550
Financial position (1)
Total assets ($ millions)	42,609	38,758
Total liabilities ($ millions)	25,081	22,170
Shareholders' equity ($ millions)	17,528	16,588
Financial ratio
Operating ratio (%)	69.5	67.8
Adjusted operating ratio (%) (2)	67.2	67.8
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	115,859	113,040
Revenue ton miles (RTMs) (millions)	59,067	57,185
Carloads (thousands)	1,418	1,408
Route miles (includes Canada and the U.S.)	19,500	19,500
Employees (end of period)	27,119	24,812
Employees (average for the period)	26,024	24,467
Key operating measures
Rail freight revenue per RTM (cents)	5.78	5.36
Rail freight revenue per carload ($)	2,407	2,178
GTMs per average number of employees (thousands)	4,452	4,620
Operating expenses per GTM (cents)	2.13	1.91
Labor and fringe benefits expense per GTM (cents)	0.69	0.63
Diesel fuel consumed (US gallons in millions)	117.5	112.8
Average fuel price ($/US gallon)	3.04	3.16
GTMs per US gallon of fuel consumed	986	1,002
Car velocity (car miles per day)	173	160
Through dwell (hours)	8.7	9.9
Through network train speed (miles per hour)	17.1	17.3
Locomotive utilization (trailing GTMs per total horsepower)	186	200
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	2.20	2.14
Accident rate (per million train miles)	2.80	2.17

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2019 Quarterly Review – First Quarter

Supplementary Information – unaudited

	Three months ended March 31
	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	735	564	30%	25%
Metals and minerals	421	388	9%	4%
Forest products	456	422	8%	4%
Coal	163	142	15%	11%
Grain and fertilizers	577	539	7%	5%
Intermodal	850	814	4%	2%
Automotive	211	197	7%	3%
Total rail freight revenues	3,413	3,066	11%	8%
Other revenues	131	128	2%	(1%)
Total revenues	3,544	3,194	11%	8%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,749	10,619	20%	20%
Metals and minerals	6,570	6,938	(5%)	(5%)
Forest products	6,818	6,961	(2%)	(2%)
Coal	4,294	3,708	16%	16%
Grain and fertilizers	13,867	13,605	2%	2%
Intermodal	13,848	14,368	(4%)	(4%)
Automotive	921	986	(7%)	(7%)
Total RTMs	59,067	57,185	3%	3%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.77	5.31	9%	5%
Metals and minerals	6.41	5.59	15%	10%
Forest products	6.69	6.06	10%	6%
Coal	3.80	3.83	(1%)	(4%)
Grain and fertilizers	4.16	3.96	5%	3%
Intermodal	6.14	5.67	8%	6%
Automotive	22.91	19.98	15%	10%
Total rail freight revenue / RTM	5.78	5.36	8%	4%
Carloads (thousands) (3)
Petroleum and chemicals	168	153	10%	10%
Metals and minerals	235	242	(3%)	(3%)
Forest products	96	100	(4%)	(4%)
Coal	80	80	—%	—%
Grain and fertilizers	149	145	3%	3%
Intermodal	624	624	—%	—%
Automotive	66	64	3%	3%
Total carloads	1,418	1,408	1%	1%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,375	3,686	19%	14%
Metals and minerals	1,791	1,603	12%	7%
Forest products	4,750	4,220	13%	8%
Coal	2,038	1,775	15%	11%
Grain and fertilizers	3,872	3,717	4%	2%
Intermodal	1,362	1,304	4%	3%
Automotive	3,197	3,078	4%	—%
Total rail freight revenue / carload	2,407	2,178	11%	7%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2019 Quarterly Review – First Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2019, the Company's adjusted net income was $848 million, or $1.17 per diluted share, which excludes a depreciation and amortization expense of $84 million, or $62 million after-tax ($0.09 per diluted share), related to costs previously capitalized for a Positive Train Control (PTC) back office system, following the deployment of a replacement system.
For the three months ended March 31, 2018, the Company's reported and adjusted net income was $741 million, or $1.00 per diluted share.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2019	2018
Net income	$786	$741
Adjustments:
Depreciation and amortization	84	—
Income tax expense (1)	(22)	—
Adjusted net income	$848	$741
Basic earnings per share	$1.08	$1.00
Impact of adjustments, per share	0.09	—
Adjusted basic earnings per share	$1.17	$1.00
Diluted earnings per share	$1.08	$1.00
Impact of adjustments, per share	0.09	—
Adjusted diluted earnings per share	$1.17	$1.00

(1)	The tax effect of adjustments reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

6 CN | 2019 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio, as reported for the three months ended March 31, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentage	2019	2018
Operating income	$1,080	$1,030
Adjustment: Depreciation and amortization	84	—
Adjusted operating income	$1,164	$1,030
Operating ratio (1)	69.5%	67.8%
Impact of adjustment	(2.3)-pts	—
Adjusted operating ratio	67.2%	67.8%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.33 and $1.26 per US$1.00 for the three months ended March 31, 2019 and 2018, respectively.
On a constant currency basis, the Company's net income for the three months ended March 31, 2019 would have been lower by $30 million ($0.04 per diluted share).

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the three months ended March 31, 2019 and 2018:

	Three months ended March 31
In millions	2019	2018
Net cash provided by operating activities	$997	$755
Net cash used in investing activities	(878)	(433)
Net cash provided before financing activities	119	322
Adjustment: Acquisition, net of cash acquired (1)	167	—
Free cash flow	$286	$322

(1)
Relates to the acquisition of the TransX Group of Companies ("TransX"). See Note 3 - Business combination to CN's 2019 unaudited Interim Consolidated Financial Statements for additional details on this acquisition.

CN | 2019 Quarterly Review – First Quarter 7

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2019	2018
Debt		$13,433	$11,912
Adjustments:
Operating lease liabilities, including current portion (1)		567	473
Pension plans in deficiency		475	456
Adjusted debt		$14,475	$12,841
Net income		$4,373	$5,341
Interest expense		498	481
Income tax expense (recovery)		1,349	(444)
Depreciation and amortization		1,446	1,281
EBITDA		7,666	6,659
Adjustments:
Other income		(372)	(16)
Other components of net periodic benefit income		(305)	(313)
Operating lease cost (1)		208	193
Adjusted EBITDA		$7,197	$6,523
Adjusted debt-to-adjusted EBITDA multiple (times)		2.01	1.97

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See Note 2 - Recent accounting pronouncements to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

8 CN | 2019 Quarterly Review – First Quarter